May 16, 2025

Brent Morrison
Chief Executive Officer and President
Regional Health Properties, Inc.
1050 Crown Pointe Parkway
Suite 720
Atlanta, GA 30338

       Re: Regional Health Properties, Inc.
           Registration Statement on Form S-4
           Filed May 5, 2025
           File No. 333-286975
Dear Brent Morrison:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed May 5, 2025
General

1. Please revise to provide the information required by Item 14 of Form S-4 for both
       Regional and SunLink. In this regard, we note that Regional and SunLink incorporate by reference certain documents previously filed with the SEC. However, it appears
       neither Regional nor SunLink    meets the requirements for use of Form
S-3   , and
       therefore are not eligible to incorporate by reference. Refer to General Instructions
       B.1.c and C.1.c and Item 17(a) of Form S-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 16, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Paul Davis Fancher